

February 14, 2013

Via E-mail
Mr. Dean J. Brydon
Chief Financial Officer
Timberland Bancorp, Inc.
624 Simpson Avenue
Hoquiam, Washington 98550

Re: Timberland Bancorp, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed December 18, 2012
File No. 000-23333

Dear Mr. Brydon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Financial Statements

Notes to Financial Statements

Note 4 – Loans Receivable and Allowance for Loan Losses, pages 114 – 116

1. Please tell us and expand the disclosure in future filings to disclose, if true, that troubled debt restructurings that have been performing in accordance with their modified terms for a period of less than 6 months are classified as nonperforming. In addition, state the amount of the allowance that was allocated to troubled debt restructurings at September 30, 2012 and September 30, 2011.

Goodwill, page 94

2. We note your disclosure regarding your goodwill impairment methodology and the fact that you did not record any goodwill impairment during the quarter ended June 30, 2012. Please tell us in detail and revise future filings to:

    ▪   disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;

    ▪   provide a more detailed description of the methods and key assumptions used to assess for goodwill impairment and how the key assumptions were determined;

    ▪   provide a more detailed discussion of the degree of uncertainty associated with the key assumptions; and

    ▪   provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant